# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Century Logistics (BVI) Ltd, CIK 0001968043
CUSIP: G64627105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Office A-E, 33/F, King Palace Plaza,, 55 King Yip Street, Kwun Tong,, Kowloon,, Hong Kong (K3), 0
Date of event which requires filing of this statement: 11/20/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002048344

## Reporting persons
- Asia International Securities Exchange Co., Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,300,000; shared voting power 0; sole dispositive power 3,300,000; shared dispositive power 0; aggregate amount beneficially owned 3,300,000 (15.3% of the class)
  Comment: The percent of class owned is based on 21,500,000 shares of the Issuer's ordinary stock issued and outstanding as of January 22, 2025.

## Item 1. Issuer
Name of issuer: New Century Logistics (BVI) Ltd
Address of issuer's principal executive offices: Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Asia International Securities Exchange Co., Ltd.
Address of principal business office or, if none, residence: FIFTH FLOOR, ZEPHYR HOUSE, 122 MARY STRE, P.O. BOX 31493, GEORGE TOWN E9 KY1-1206
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,300,000
Percent of class: 15.3%
Sole power to vote or to direct the vote: 3,300,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,300,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Asia International Securities Exchange Co., Ltd.: /s/ Jun Liu, Jun Liu, CEO of Asia International Securities Exchange Co., Ltd. (02/06/2025)